SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                   FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1994

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                       For the transition period from to

                         Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                             EMPLOYEE SAVINGS PLAN



         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            64 Perimeter Center East
                             Atlanta, Georgia 30346

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                   FORM 11-K
                               DECEMBER 31, 1994



                               TABLE OF CONTENTS
                                                                                                   Page No.

Exhibits                                                                                               3

Report of Independent Public Accountants                                                               4

Statement of Net Assets Available for Benefits With Fund Information--
   December 31, 1994                                                                                   5

Statement of Net Assets Available for Benefits With Fund Information--
   December 31, 1993                                                                                   6

Statement of Changes in Net Assets Available for Benefits With Fund Information--
   for the year ended December 31, 1994                                                                7

Statement of Changes in Net Assets Available for Benefits With Fund Information--
   for the year ended December 31, 1993                                                                8

Notes to Financial Statements and Schedules                                                            9

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes--
   December 31, 1994                                                                                  14

Schedule II - Item 27d - Schedule of Reportable Transactions-- for the year ended
   December 31, 1994                                                                                  20

Signature                                                                                             21

Consent of Independent Public Accountants                                                             22

                                    EXHIBITS


A-1 - The Southern Company Employee Savings Plan, Amended and Restated effective January 1, 1989. (Designated in Registration No. 33-23152 as Exhibit 4(c).)

B    -  Copy of Internal Revenue Service determination letter dated May 29,
        1990. (Designated in Form 11-K for 1991, File No. 1-3526 as Exhibit
        B).

C    - Trust Agreement between Southern Company Services, Inc. and Wachovia
       Bank of Georgia, N. A. (Designated in Form 11-K for 1991, File No. 1-3526 as Exhibit C).

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Savings Plan Committee of
    The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information of THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Savings Plan Committee in its capacity as administrator of the Plan (the "Administrator"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ ARTHUR ANDERSEN LLP
                                            ARTHUR ANDERSEN LLP
Atlanta, Georgia
June 9, 1995

Item 1.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1994

                                                      Fund Information (Note 1)


                                                                                                                 Non-Participant
                                                   Participant Directed Portion                                 Directed Portion


                                             Fixed Income    Equity       S&P 500       Participants'  The Southern Company
                                   Total        Fund          Fund       Index Fund      Loan Fund           Stock Fund

ASSETS:
   Investments, at fair value
     (Schedule 1 and Note 2)
     Temporary investments   $   51,602,378  $37,764,434   $  6,121,923 $   832,652     $         -    $  4,775,531    $  2,107,838
     Certificates of deposit     60,500,000   60,500,000              -           -               -               -               -
     Common stock--
      excluding common stock
      of The Southern Company   104,715,606            -    104,715,606           -                               -               -
     Common stock--
      The Southern Company    1,299,493,706            -              -           -               -      603,212,501    696,281,205
     Mutual fund equity
       investments               54,285,339            -              -  54,285,339               -                -              -
   Investments, at contract
     value
     Guaranteed investment
        contracts                 1,700,296    1,700,296              -           -               -                -              -
   Loans due from
     participants                78,091,627            -              -           -      78,091,627                -              -
                              ------------- ------------   ------------ -----------      ----------      -----------   ------------
                              1,650,388,952   99,964,730    110,837,529  55,117,991      78,091,627      607,988,032    698,389,043
   Interest and dividends
     receivable                   1,278,263    1,088,687        148,303       3,300               -           21,671         16,302
   Other current assets             387,814            -        281,814           -               -                -        106,000
                              ------------- ------------   ------------ -----------      ----------      -----------   ------------
   Total Assets               1,652,055,029  101,053,417    111,267,646  55,121,291      78,091,627      608,009,703    698,511,345
                              ------------- ------------   ------------ -----------      ----------      -----------   ------------

LIABILITIES:
   Liabilities for
     securities purchased         1,246,481            -        769,261           -               -          477,220              -
                             -------------- ------------   ------------ -----------     -----------      -----------   ------------

NET ASSETS AVAILABLE
   FOR BENEFITS              $1,650,808,548 $101,053,417   $110,498,385 $55,121,291     $78,091,627      $607,532,483  $698,511,345
                             ============== ============   ============ ===========     ===========      ============  ============



               The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1993


                                                      Fund Information (Note 1)


                                                                                                                   Non-Participant
                                                   Participant Directed Portion                                   Directed Portion


                                              Fixed Income      Equity           S&P 500     Participants'    The Southern Company
                                     Total      Fund             Fund           Index Fund    Loan Fund             Stock Fund
ASSETS:
   Investments, at fair value
      (Schedule 1 and Note 2)
     Temporary investments      $   63,463,995  $ 47,105,138  $ 10,473,370    $   791,093    $       -    $  3,163,751 $  1,930,643
     Certificates of deposit        51,000,000    51,000,000             -              -            -               -            -
     Common stock--
       excluding common stock
       of The Southern Company     101,177,789             -   101,177,789              -            -               -            -
     Common stock--
       The Southern Company      1,337,838,980             -             -              -            -     603,466,473   34,372,507
     Mutual fund
       equity investments           47,649,183             -             -     47,649,183            -              -             -
   Investments, at
     contract value
     Guaranteed investment
       contracts                     6,241,947     6,241,947             -              -            -              -             -
   Loans due from
     participants                   76,796,989             -             -              -   76,796,989              -             -
                                 -------------  ------------   -----------     ----------  -----------    -----------  ------------
                                 1,684,168,883   104,347,085   111,651,159     48,440,276   76,796,989    606,630,224   736,303,150
   Interest and dividends
     receivable                      1,020,381       856,943       146,114          1,101            -          9,253         6,970
   Other current assets                942,498       191,494       751,004              -            -              -             -
                                 -------------  ------------  ------------    -----------  -----------   ------------  ------------
   Total Assets                  1,686,131,762   105,395,522   112,548,277     48,441,377   76,796,989    606,639,477   736,310,120
                                 -------------  ------------  ------------    -----------  -----------   ------------  ------------

LIABILITIES:
   Current liabilities                 548,542       548,542             -              -            -              -             -
   Liabilities for
     securities purchased              864,174             -       314,906              -            -        549,268             -
                                 -------------  ------------  ------------    -----------  -----------   ------------  ------------
   Total Liabilities                 1,412,716       548,542       314,906              -            -        549,268             -
                                 -------------  ------------  ------------    -----------  -----------   ------------  ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                  $1,684,719,046 $104,846,980  $112,233,371    $48,441,377  $76,796,989   $606,090,209  $736,310,120
                                 ============== ============  ============    ===========  ===========   ============  ============


      The accompanying notes are an integral part of this statement.

Item 2.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               FOR THE YEAR ENDED DECEMBER 31, 1994


                                                      Fund Information (Note 1
                                                                                                                  Non-Participant
                                                   Participant Directed Portion                                   Directed Portion


                                           Fixed Income      Equity       S&P 500      Participants'           The Southern Company
                             Total             Fund          Fund       Index Fund      Loan Fund                     Stock Fund
INVESTMENT INCOME:
   Interest and dividends   $   86,486,040   $  4,517,561   $  1,250,458  $ 1,453,443    $ 5,160,542   $ 34,007,672    $ 40,096,364
   Net appreciation
    (depreciation)
    in fair value of
    investments (Note 2)      (117,589,549)       (58,474)     5,293,424     (743,473)             -    (54,682,308)    (67,398,718)
                             -------------        -------      ---------     ---------   -----------   ------------    ------------

Net investment income         (31,103,509)     4,459,087      6,543,882      709,970      5,160,542     (20,674,636)    (27,302,354)

CONTRIBUTIONS
 (Notes 3 and 4):
   Participants'                70,615,207      6,766,645      9,280,520    7,553,630              -     47,014,412               -
   Company                      42,806,039              -              -            -              -              -      42,806,039

DISTRIBUTIONS TO
 PARTICIPANTS                 (116,228,235)   (10,486,684)    (6,855,204)  (3,425,344)    (2,427,995)   (37,367,800)    (55,665,208)

NEW LOANS ISSUED                         -     (2,734,073)    (3,567,316)  (1,784,289)    31,822,210    (18,485,350)     (5,251,182)

LOAN PRINCIPAL PAYMENTS                  -      2,492,229      3,195,308    2,460,707    (33,260,119)    17,506,581       7,605,294

NET TRANSFERS INTO FUNDS                 -     (4,290,767)   (10,332,176)   1,165,240              -     13,449,067           8,636
                            --------------   ------------   ------------  -----------    -----------   ------------    ------------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS
   DURING YEAR                 (33,910,498)    (3,793,563)    (1,734,986)   6,679,914      1,294,638      1,442,274     (37,798,775)

NET ASSETS AVAILABLE FOR
   BENEFITS AT
   DECEMBER 31, 1993         1,684,719,046    104,846,980    112,233,371   48,441,377     76,796,989    606,090,209     736,310,120
                            --------------   ------------   ------------  -----------    -----------   ------------    ------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT
  DECEMBER 31, 1994         $1,650,808,548   $101,053,417   $110,498,385  $55,121,291    $78,091,627   $607,532,483    $698,511,345
                            ==============   ============   ============  ===========    ===========   ============    ============


       The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               FOR THE YEAR ENDED DECEMBER 31, 1993




                                                   Fund Information (Note 1)


                                                                                                                 Non-Participant
                                           Participant Directed Portion                                         Directed Portion


                                         Fixed Income    Equity         S&P 500        Participants'      The Southern Company
                                Total       Fund          Fund         Index Fund       Loan Fund                Stock Fund
INVESTMENT INCOME:
   Interest and dividend   $  78,164,696   $  3,978,515  $  1,583,310    $ 1,119,668    $  5,078,989   $ 29,889,592  $  36,514,622
   Net appreciation
    (depreciation)
    in fair value
    of investments
    (Note 2)                163,327,319              -    (1,843,752)     2,746,651               -     73,292,169      89,132,251
                          -------------   ------------  ------------    -----------    ------------   ------------   -------------

Net investment income       241,492,015      3,978,515      (260,442)     3,866,319       5,078,989    103,181,761     125,646,873

CONTRIBUTIONS
 (Notes 3 and 4):
   Participants'             68,250,451      7,652,042    10,764,437      6,936,394              -     42,897,578                -
   Company                   41,414,262              -             -              -              -              -       41,414,262

DISTRIBUTIONS TO
 PARTICIPANTS               (67,322,108)   (10,028,558)   (4,478,962)    (1,535,553)             -    (19,782,961)     (31,496,074)

NEW LOANS ISSUED                      -     (3,637,103)   (4,261,730)    (1,896,580)    36,555,453    (20,760,973)      (5,999,067)

LOAN PRINCIPAL PAYMENTS               -      1,923,943     2,917,134      1,774,523    (25,948,242)    12,430,153        6,902,489

TRANSFERS BETWEEN FUNDS               -      4,937,244    (6,433,692)     5,281,486     (5,078,989)      (110,643)       1,404,594

NET TRANSFERS INTO FUNDS       9,387,013     5,506,752     1,644,348     1,080,526              -      1,155,387                -
                          --------------  ------------  ------------    -----------    -----------   ------------     ------------

CHANGE IN NET ASSETS
 AVAILABLE FOR BENEFITS
 DURING YEAR                 293,221,633    10,332,835      (108,907)    15,507,115     10,607,211    119,010,302      137,873,077

NET ASSETS AVAILABLE
 FOR BENEFITS
 AT DECEMBER 31, 1992      1,391,497,413    94,514,145   112,342,278     32,934,262     66,189,778    487,079,907      598,437,043
                          --------------  ------------  ------------    -----------    -----------   ------------     ------------

NET ASSETS AVAILABLE
 FOR BENEFITS
 AT DECEMBER 31, 1993     $1,684,719,046  $104,846,980  $112,233,371    $48,441,377    $76,796,989   $606,090,209     $736,310,120
                          ==============  ============  ============    ===========    ===========   ============     ============

          The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1994 and 1993


1.   Description of the Plan:

     The following is a brief description of The Southern Company Employee Savings Plan (the "Plan"), formerly The Employee Savings Plan for the Southern Company System, and the administration thereof and is provided for general information purposes only. The Plan includes employees, certain former employees, and retirees of eight subsidiaries of The Southern Company: Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Electric International, Inc., Southern Nuclear Operating Company, Inc., and Southern Company Services, Inc. (the "Employing Companies"). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

     Effective March 1, 1976, The Southern Company System (the "Company") established the Plan for the primary purpose of creating added employee interest in the affairs of the Company and supplementing retirement and death benefits of employees. Under the Plan, amounts deducted from compensation or deferred from compensation by an employee (a "Participant") are contributed to the Plan on the Participant's behalf and are supplemented by contributions of the Employing Companies. The Plan was last amended and restated in 1994 to be effective as of January 1, 1989, in order to incorporate the applicable provisions of The Internal Revenue Code of 1986, as amended (the "Code") and previous amendments, as well as, to provide for miscellaneous administrative and design changes and to clarify certain provisions of the Plan.

     The Plan has four investment options available. Each investment fund has specific guidelines and limitations as to the type of securities eligible for investment.The primary types of securities eligible for investment by each fund are: (1) fixed income obligations for the Fixed Income Fund, (2) common or capital stocks or securities convertible into common or capital stocks of corporations other than The Southern Company or its subsidiaries for the Equity Fund, (3) common stock of The Southern Company for The Southern Company Stock Fund and (4) common stock selected from time to time to comprise Standard and Poor's Composite Index of 500 Stocks for the S&P 500 Index Fund. In addition, monies pending investment held by each of the funds described above may be temporarily invested in short-term, interest-bearing obligations.

     Plan Participants also have the right to borrow a portion of their account balance under the terms of the Plan. Under the terms of the Plan, all loans are considered to be earmarked investments of the Participant's account, and any repayment of principal and interest is reinvested in accordance with the Participant's investment direction in effect on the date of such repayments.

     The Savings Plan Committee may direct the Trustee to make a loan or loans from the Plan to any Participant or beneficiary subject to certain limitations. All loans bear a rate of interest which remains fixed over the term of the loan and may be secured only by a Participant's account balance.
The repayment of such loans is made through payroll deductions, although a Participant may make other arrangements if no payroll deduction is available.

     Investment managers independent of the Trustee (see Note 5) are authorized to invest the funds of the Equity Fund and the Index Fund in accordance with the Plan's Trust agreement. During 1993 and 1994, the investment managers were Lincoln Capital Management, Jundt Associates, Inc. and American National Bank and Trust Company. Investment manager and certain other plan and trust expenses are paid by the Employing Companies. The Plan's brokerage fees are included in the cost of the investments or netted against the sales proceeds.

     For accounting and administrative purposes, The Southern Company Stock Fund has been segregated into the portion representing contributions made by Participants and the portion representing contributions made by the Employing Companies. Participants may direct the investment of all of their account balance except for amounts relating to employer matching contributions which, under the terms of the Plan, must be invested in The Southern Company Stock Fund.

2.   Accounting Policies:

     Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investments
     Investments are stated at fair value determined from quoted market price information. Investment Contracts are reported at contract value. The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and the cost of investments bought during the year and the net difference between market value and the beginning of the year market value of assets held, sold, or distributed.

     The fair market values of individual assets which represent 5% or more of the plan's net assets as of December 31, 1994 and 1993 are as follows:

                                                1994                  1993
The Southern Company common stock           $1,299,493,706       $1,337,838,980

3.   Participation:

     Generally, all regular full-time, part-time and cooperative education employees of the Employing Companies are eligible to participate in the Plan provided that they have completed at least one year of service (in which they have performed at least 1,000 hours of service). This eligibility requirement complies with the provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended.

     Subject to the limitations of the Code, a Participant may contribute into either the Fixed Income Fund, the Equity Fund, The Southern Company Stock Fund or the S&P 500 Index Fund any whole percentage which is not more than 16% of his compensation as defined in the Plan ("Voluntary Participant Contribution"). In addition, a Participant may elect to have his compensation as defined in the Plan reduced by a whole percentage which is not more than 16% of his compensation as defined in the Plan, amount to be contributed on his behalf to his account under the Plan ("Elective Employer Contribution"). A Participant may not contribute or have contributed on his behalf more than 16% of his compensation as defined in the Plan in total. Participants must invest equally in each fund in which they elect to participate.

     A Participant may change the percentage he has authorized as his Voluntary Participant Contribution (or the Elective Employer Contribution made on his behalf) to another permissible percentage by giving at least sixty days (or such lesser number of days by the Savings Plan Committee) written notice of such change.

     The Employing Companies contributed on behalf of each of the Participants in their employ an amount equal to 75% of (a) the Elective Employer Contribution made on a Participant's behalf, plus (b) his Voluntary Participant Contribution, to the extent such contributions, when combined, did not exceed 6% of his compensation as defined in the Plan ("Employer Matching Contribution"). All Employer Matching Contributions are invested in The Southern Company Stock Fund.

     Participants are immediately vested in their Elective Employer Contributions, Voluntary Participant Contributions, Employer Matching Contributions, plus actual earnings thereon.

      Elective Employer Contributions for Participants who are defined as "highly compensated employees" under Section 414(q) of the Code are subject to additional limitations designed to prohibit discrimination in favor of the "highly compensated employees." Certain limitations also apply to Voluntary Participant Contributions and Employer Matching Contributions allocated to highly compensated employees.

     As of December 31, 1994 and 1993, 25,446 and 26,233 employees, respectively, were participating in the Plan.

     Although the Company has not expressed any intent to terminate the Plan, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each Participant's fully vested account balance shall be distributed to the Participant in a non-discriminatory manner, as soon as practicable after such termination.

4.   Contributions:

     Contributions to the Plan by the Employing Companies and their respective Participants for the years ended December 31, 1994 and 1993, are set forth below:


                                                                                   1994 Contributions



                                                                   Company              Participants'           Total

  Alabama Power Company.......................................      $11,131,568          $18,538,528         $29,670,096
  Georgia Power Company.......................................       18,472,108           29,904,712          48,376,820
  Gulf Power Company..........................................        2,072,711            3,754,217           5,826,928
  Mississippi Power Company...................................        2,257,013            3,884,010           6,141,023
  Savannah Electric and Power Company.........................          853,518            1,468,600           2,322,118
  Southern Company Services, Inc..............................        5,059,619            8,160,072          13,219,691
  Southern Electric International, Inc........................          375,550              603,218             978,768
  Southern Nuclear Operating Company, Inc.....................        2,583,952            4,301,850           6,885,802
                                                                    -----------          -----------        ------------
                                                                    $42,806,039          $70,615,207        $113,421,246
                                                                    ===========          ===========        ============

                                                                                        1993 Contributions
                                                                   Company              Participants'           Total

  Alabama Power Company ......................................      $10,612,827          $17,673,764         $28,286,591
  Georgia Power Company.......................................       17,930,357           29,006,156          46,936,513
  Gulf Power Company..........................................        1,986,148            3,518,432           5,504,580
  Mississippi Power Company...................................        2,182,103            3,679,763           5,861,866
  Savannah Electric and Power Company.........................          942,264            1,659,969           2,602,233
  Southern Company Services, Inc..............................        4,902,675            7,953,210          12,855,885
  Southern Electric International, Inc........................          318,324              522,244             840,568
  Southern Nuclear Operating Company, Inc.....................        2,539,564            4,236,913           6,776,477
                                                                    -----------          -----------        ------------
                                                                    $41,414,262          $68,250,451        $109,664,713
                                                                    ===========          ===========        ============

5.  Trust Agreement:

    Wachovia Bank of Georgia, N.A., as Trustee of the Plan, receives, holds and administers the Plan's assets.

     Expenses incurred by the Trustee in the performance of its duties and fees due the Trustee for trustee and investment manager services rendered under the trust agreement are paid by the Employing Companies and are not charged to the Plan. Brokerage expenses incurred by the Plan are accounted for as adjustments to cost or adjustments to sales proceeds of the corresponding asset, whichever is applicable. Transfer taxes and other expenses incurred by the Plan in connection with the acquisition or holding of any property are charged to the Plan.

6.  Tax Status:

    While the Plan has received a determination letter dated May 29, 1990, a favorable determination letter has not been received with respect to the restated Plan and subsequent amendments. The Company filed the amended and restated Plan with the Internal Revenue Service on March 31, 1995 to obtain the continued tax qualified status of the Plan. It is the opinion of Plan management that the Plan, as amended and restated, is currently in compliance with applicable provisions of the Code and accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

     Employer contributions and income of the Plan are not taxable to Participants until withdrawals or distributions are made.

7.  Reconciliation to the Form 5500:

    As of December 31, 1994 and 1993, the Plan had approximately $23,819,529 and $12,049,636, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

    The following table reconciles net assets available for benefits for the years ended December 31, 1994 and 1993 per the financial statements to the Form 5500 to be filed by the Company:




                                                                  Net Assets Available
                              Benefits     Distributions               for Benefits
                              Payable     to Participants         1994            1993
                              -------     ---------------         -----           ----

Per financial statements    $        0       $116,228,235    $1,650,808,548   $1,684,719,046

Accrued benefit payments    23,819,529         23,819,529       (23,819,529)     (12,049,636)

Reversal of 1993 accrual
  for benefit payments               -        (12,049,636)                -                -
                           -----------        -----------    --------------   --------------

Per Form 5500              $23,819,529       $127,998,128    $1,626,989,019   $1,672,669,410
                           ===========       ============    ==============   ==============

8.   Event Subsequent to Date of Audit Report:

     Effective July 3, 1995, Merrill Lynch Pierce Fenner & Smith (Merrill Lynch) will become Trustee of the Plan and will assume all record keeping and asset management duties of the Plan. The Plan will offer seven different investment options in addition to the company match fund. Participants will be able to direct their investments into one of the following Merrill Lynch investment options: Retirement Preservation Trust, Core Fixed Income Portfolio, Equity Index Trust, International Equity Fund, Special Value Fund, Fully Managed Portfolio, and Global Allocation Fund. The Company match will continue to be non-participant directed and will be invested in The Southern Company common stock fund.

                                                                 Schedule I
                                                                 Page 1 of 6

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994

                                             Description of Investment Including Maturity Date,
          Identity of Issue, Borrower        Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party        (c)             Number of Shares                           (d)Cost     (e) Current Value
          ---------------------------        --------------------------------------------------        ----         -------------

          FIXED INCOME FUND:
          Temporary Investments--
 *           Wachovia Bank Diversified Trust Fund          Authorized Demand Notes,
             Short Term Investment Fund                    Variable Rate $1 Unit Value               $37,764,434       $37,764,434
                                                                                                     -----------       -----------

          Certificates of Deposit--
           AmSouth Bank Birmingham, AL....................  CD, 6.65%, due 09/23/96                    3,000,000         3,000,000
           Central Fidelity Richmond, VA..................  CD, 4.20%, due 02/01/96                    2,000,000         2,000,000
           Central Fidelity Richmond, VA .................  CD, 4.50%, due 02/12/96                    3,000,000         3,000,000
           Citibank Sioux Falls, SD.......................  CD, 6.06%, due 10/16/95                    3,000,000         3,000,000
           First Alabama Bank Montgomery, AL..............  CD, 6.20%, due 06/03/96                    2,000,000         2,000,000
           First Deposit National Bank Tilton, NH.........  CD, 3.60%, due 01/30/95                    2,000,000         2,000,000
           First National Bank Akron, OH..................  CD, 4.75%, due 02/26/96                    5,000,000         5,000,000
           First USA Bank Wilmington, DE..................  CD, 4.55%, due 03/29/95                    1,000,000         1,000,000
           First USA Bank Wilmington, DE..................  CD, 4.65%, due 08/07/95                    1,000,000         1,000,000
           Mercantile Safe & Deposit Trust Baltimore, MD..  CD, 4.30%, due 01/12/96                    2,000,000         2,000,000
           Mercantile Safe & Deposit Trust Baltimore, MD..  CD, 4.20%, due 12/28/95                    2,000,000         2,000,000
           Mercantile Safe & Deposit Trust Baltimore, MD..  CD, 5.00%, due 03/11/96                    1,000,000         1,000,000
           National City Bank of Kentucky Louisville, KY..  CD, 7.43%, due 12/02/96                    3,000,000         3,000,000
           Old Kent Grand Rapids, MI......................  CD, 4.55%, due 02/09/96                    1,000,000         1,000,000
           Old Kent Grand Rapids, MI......................  CD, 4.22%, due 07/10/95                    1,000,000         1,000,000
           Old Kent Grand Rapids, MI......................  CD, 4.18%, due 01/24/96                    2,000,000         2,000,000
           Old Kent Grand Rapids, MI......................  CD, 7.70%, due 12/30/96                    1,000,000         1,000,000
           AmSouth Bank Birmingham, AL....................  CD, 4.20%, due 12/11/95                    1,000,000         1,000,000
           AmSouth Bank Birmingham, AL....................  CD, 4.20%, due 01/24/96                    1,000,000         1,000,000
           Colonial Bank USA Claymont, DE.................  CD, 5.15%, due 01/30/95                    3,000,000         3,000,000
           Compass Bank Birmingham, AL....................  CD, 5.55%, due 02/08/95                    2,000,000         2,000,000
           First Alabama Bank Birmingham, AL..............  CD, 4.05%, due 02/08/95                    3,000,000         3,000,000
           First Deposit National Bank Tilton, NH.........  CD, 7.48%, due 12/21/95                    3,000,000         3,000,000
           Sanwa Bank Los Angeles, CA.....................  CD, 5.30%, due 01/26/95                    2,500,000         2,500,000
           Signet Bank Baltimore, MD......................  CD, 5.45%, due 01/30/95                    2,000,000         2,000,000
           SouthTrust Bank Birmingham, AL.................  CD, 5.60%, due 02/07/95                    3,000,000         3,000,000
           West One Boise, ID.............................  CD, 7.20%, due 12/12/95                    2,000,000         2,000,000
           West One Boise, ID.............................  CD, 4.28%, due 03/08/95                    2,000,000         2,000,000
           West One Salt Lake City, UT....................  CD, 5.70%, due 04/19/95                    1,000,000         1,000,000


                                                                                                       60,500,000       60,500,000
          Guaranteed Investment Contracts
           Life of Virginia                                 $1,700,296 Par Floating Rate,
                                                                       Guaranteed Interest Contract,
                                                                       No Maturity Date, Pays Monthly  1,700,296         1,700,296
                                                                                                     -----------       -----------

           Total Fixed Income Fund                                                                   $99,964,730       $99,964,730
                                                                                                     ===========       ===========

                                                                 Schedule I
                                                                 Page 2 of 6


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994

                                               Description of Investment Including Maturity Date,
          Identity of Issue, Borrower          Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party         (c)         Number of Shares                              (d)Cost     (e) Current Value
          --------------------------           --------------------------------------------------     ----          -------------

          EQUITY FUND:
          Temporary Investments:
 *         Wachovia Bank Diversified Trust Fund      Authorized Demand Notes,
           Short Term Investment Fund                Variable Rate $1 Unit Value                     $6,121,923        $6,121,923
                                                                                                     ----------        ----------

          Common Stocks--
          Automotive
           General Motors Corporation.......................... 35,000                                1,035,994         1,343,125
                                                                                                     ----------        ----------

          Banks
           Chemical Bank Corporation........................... 24,100                                  838,393           864,588
           Norwest Corp........................................ 11,800                                  270,664           275,825
                                                                                                     ----------        ----------
                                                                                                      1,109,057         1,140,413
                                                                                                     ----------        ----------
          Beverages
           Coca Cola Co........................................ 45,800                                1,906,640         2,358,700
           Pepsico, Inc........................................ 34,800                                1,228,066         1,261,500
                                                                                                     ----------        ----------
                                                                                                      3,134,706         3,620,200
                                                                                                     ----------        ----------
          Chemicals
           Morton International Inc............................ 24,800                                  580,365           706,800
                                                                                                     ----------        ----------
          Computer Equipment
           Cisco System, Inc................................... 42,000                                1,300,348         1,475,250
           Hewlett Packard Co..................................  9,000                                  712,766           898,875
           Honeywell, Inc......................................  7,800                                  273,410           245,700
                                                                                                     ----------        ----------
                                                                                                      2,286,524         2,619,825
                                                                                                     ----------        ----------

          Computer - Data Processing Services
           Automatic Data Processing, Inc...................... 32,500                                1,178,402         1,901,250
           CUC International Inc............................... 32,300                                  964,809         1,073,975
           EMC Corporation..................................... 30,600                                  553,459           672,251
           First Financial Mgmt Corporation....................  4,500                                  174,949           277,313
           Microsoft Corporation............................... 42,650                                1,149,949         2,606,981
           Oracle System Corporation........................... 59,300                                  796,850         2,616,613
           Pyxis Corporation................................... 45,700                                1,357,746           868,300
           Sybase Inc.......................................... 38,900                                1,306,521         2,022,800
                                                                                                     ----------        ----------
                                                                                                      7,482,685        12,039,483
                                                                                                     ----------        ----------

          Cosmetics, Toiletries, Soap
           Colgate Palmolive Co................................  5,600                                  294,568           354,900
           Gillette Co......................................... 29,200                                1,437,039         1,810,400
                                                                                                     ----------        ----------
                                                                                                      3,059,951         3,909,888
                                                                                                     ----------        ----------
          Drugs, Medical
           Abbott Labs......................................... 24,800                                  748,577           809,100
           American Home Products Corporation..................  3,600                                  230,797           225,900
           Lilly Eli & Co......................................  7,400                                  434,131           485,625
           Merck & Co Inc...................................... 11,600                                  473,814           442,250
           Pfizer Inc.......................................... 18,400                                1,229,247         1,421,400
           United Healthcare Corporation....................... 41,900                                1,705,508         1,890,738
           Warner Lambert Co...................................  1,400                                  105,142           107,800
                                                                                                     ----------        ----------
                                                                                                      4,927,216         5,382,813
                                                                                                     ----------        ----------

                                                                 Schedule I
                                                                 Page 3 of 6

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                              Description of Investment Including Maturity Date,
          Identity of Issue, Borrower         Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party       (c)          Number of Shares                               (d)Cost     (e) Current Value
          ------------------------            ----------------------------------------------------      ----         -------------

          Electrical Equipment
           AMP, Inc................................................. 10,700                            641,628              778,425
           DSC Communications Corporation........................... 48,500                          1,529,574            1,739,937
           General Electric Co...................................... 56,500                          2,168,588            2,881,500
           General Instrument Corporation........................... 37,100                            899,033            1,113,000
                                                                                                     ---------            ---------
                                                                                                     5,238,823            6,512,862
                                                                                                     ---------            ---------
          Electronics
           Intel Corporation.......................................  56,100                          3,051,493            3,583,387
           Motorola, Inc...........................................  42,000                          1,196,300            2,436,000
           Sensormatic Electronics, Corporation....................  43,100                          1,244,067            1,551,600
                                                                                                     ---------            ---------
                                                                                                     5,491,860            7,570,987
                                                                                                     ---------            ---------
          Entertainment - Leisure Related
           Disney Walt Co..........................................  15,200                            695,050              699,200
                                                                                                     ---------            ----------

          Financial Services - Non-Banking
           Reuters Holdings........................................  11,600                            255,813              508,950
           AMBAC Inc...............................................   3,000                             97,455              111,750
           Federal Home Loan Mortgage Corp.........................  29,700                            969,445            1,499,850
           Federal National Mortgage Association...................  23,200                          1,574,652            1,690,700
                                                                                                     ---------            ---------
                                                                                                     2,897,365            3,811,250
                                                                                                     ---------            ---------
          Foods - Processed
           Campbell Soup Company...................................   2,700                            114,318              118,800
           Kellogg Company.........................................   4,000                            219,518              232,500
           Ralston Purina Company..................................   2,700                            111,538              120,488
           Unilever Netherlands....................................   2,400                            240,423              279,600
                                                                                                     ---------            ---------
                                                                                                       685,797              751,388
                                                                                                     ---------            ---------
          Food Service
           Boston Chicken, Inc.....................................  41,100                            811,461              714,112
           Brinker International Inc...............................  57,825                            843,964            1,048,078
           Cracker Barrel Old Country Store Inc....................  49,950                            741,451              924,075
           McDonalds Corp..........................................  41,100                            799,295            1,202,175
                                                                                                     ---------            ---------
                                                                                                     3,196,171            3,888,440
                                                                                                     ---------            ---------
          Household Appliances and Supplies
           Staples, Inc............................................  94,500                          1,368,372            2,338,875
                                                                                                     ---------            ---------

          Insurance
           American International Group Inc......................... 19,500                          1,196,784            1,911,000
           TIG Holdings Inc.........................................  9,300                            231,999              174,375
                                                                                                     ---------            ---------
                                                                                                     1,428,783            2,085,375
                                                                                                     ---------            ---------
          Medical Supplies and Services
           Columbia/HCA Healthcare Corp............................. 10,700                             448,601             390,550
           Coventry Corp............................................ 37,100                             815,066             908,950
           Healthsource, Inc........................................ 15,500                             579,390             633,562
           Johnson & Johnson........................................ 11,200                             554,966             613,200
           Oxford Health Plans, Inc................................. 26,100                           1,446,483           2,068,425
                                                                                                      ---------           ---------
                                                                                                      3,844,506           4,614,687
                                                                                                      ---------           ---------
          Miscellaneous
           Rogers Cantel Mobile Communications Inc.................. 47,100                           1,260,696           1,373,248
                                                                                                      ---------           ---------

                                                                 Schedule I
                                                                 Page 4 of 6



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1994

                                                Description of Investment Including Maturity Date,
          Identity of Issue, Borrower           Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party          (c)           Number of Shares                            (d)Cost     (e) Current Value
          ------------------------              -----------------------------------------------------  ------      ----------------

          Oil and Gas - Domestic
           Renaissance Energy Limited............................... 18,500                             429,792             357,753
                                                                                                      ---------          ----------

          Oil and Gas - Exploration and Production
           Talisman Energy Inc...................................... 20,800                             441,768             348,483
           Tarragon Oil & Gas.......................................  9,100                             126,829              99,645
                                                                                                      ---------           ---------
                                                                                                        568,597             448,128
                                                                                                      ---------          ----------

          Paper and Paper Products
           Minnesota Mining & Manufacturing Co...................... 19,200                             912,827           1,024,800
                                                                                                      ---------          ----------

          Retail Trade - General Merchandise
           Best Buy Inc............................................. 62,200                           1,312,089           1,943,750
           May Dept. Stores Co...................................... 13,500                             528,421             455,625
           Wal Mart Stores Inc......................................163,100                           3,800,436           3,465,875
                                                                                                      ---------          ----------
                                                                                                      5,640,946           5,865,250
                                                                                                      ---------          ----------
          Retail Trade - Specialty
           Autozone, Inc............................................ 60,700                             951,135           1,471,975
           Duracell International, Inc.............................. 13,300                             395,670             576,887
           Home Depot, Inc.......................................... 68,882                           2,076,147           3,168,572
           Lowes Companies Inc...................................... 64,400                           1,428,749           2,237,900
           Office Depot Inc......................................... 51,975                             672,732           1,223,024
           OfficeMax Inc............................................ 51,200                           1,239,295           1,356,800
           PetSmart................................................. 42,500                           1,235,216           1,466,250
           Toys R Us................................................ 21,600                             801,510             661,500
                                                                                                      ---------          ----------
                                                                                                      8,800,454          12,162,908
                                                                                                      ---------          ----------
          Retail Trade - Drugs
           Starbucks Corp........................................... 30,800                             865,623             847,000
                                                                                                      ---------          ----------

          Services - Non-Financial
           Biogen Ind............................................... 49,000                           2,007,379           2,045,750
           Block H & R Inc.......................................... 52,400                           2,265,050           1,945,350
           Carnival Cruise Lines Inc................................ 19,400                             334,135             412,250
           Informix Corp............................................ 68,800                           1,166,411           2,210,200
                                                                                                      ---------          ----------
                                                                                                      5,772,975           6,613,550
                                                                                                      ---------          ----------
          Telecommunications Services
           Airtouch Communications Inc.............................. 78,900                           1,823,903           2,297,962
           American Telephone & Telegraph Co........................ 29,500                           1,564,095           1,482,375
           Ericsson L M Telephone Co................................ 37,300                           1,859,605           2,056,163
           LIN Television Corp......................................  8,698                             114,763             197,879
           MCI Communications Corporation........................... 29,400                             676,179             540,225
           Paging Network Inc....................................... 19,100                             607,146             649,400
           Tel & Data System Inc.................................... 14,300                             592,712             659,588
           Vodafone Group PLC Sponsored American
             Depository Receipts.................................... 76,000                           1,555,504           2,555,500
                                                                                                      ---------          ----------
                                                                                                      8,793,907          10,439,092
                                                                                                      ---------          ----------

                                                                 Schedule I
                                                                 Page 5 of 6


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994

                                              Description of Investment Including Maturity Date,
          Identity of Issue, Borrower         Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party        (c)          Number of Shares                              (d)Cost     (e) Current Value
          ------------------------            ---------------------------------------------------      -----         -------------

          Video, Broadcasting, Cable
           Lin Broadcasting Corp.................................... 17,396                           1,257,997          2,322,366
                                                                                                    -----------       ------------

          Wholesale Trade - Specialty
           ALCO Std. Corp...........................................  3,600                             223,760            225,900
                                                                                                    -----------       ------------

          Total Equity Investments                                                                   82,990,799        104,715,606
                                                                                                    -----------       ------------


          Total Equity Fund.........................................                                $89,112,722       $110,837,529
                                                                                                    ===========       ============

                                                                 Schedule I
                                                                 Page 6 of 6


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994

                                              Description of Investment Including Maturity Date,
          Identity of Issue, Borrower         Rate of Interest, Collateral, Par or Maturity Value,
(a)  (b)  Lessor, or Similar Party        (c)           Number of Shares                             (d)Cost     (e)Current Value
          ------------------------            -----------------------------------------------------   ------      ---------------

          THE SOUTHERN COMPANY STOCK FUND--
          PARTICIPANTS' PORTION:
           Temporary Investments--
 *            Wachovia Bank Diversified Trust Fund           Authorized Demand Notes,
              Short Term Investment Fund                     Variable Rate $1 Unit Value         $   4,775,531       $    4,775,531
                                                                                                 -------------       --------------

           Common Stocks--
 *         The Southern Company...............................   30,160,625                        451,548,022          603,212,501
                                                                                                --------------       --------------

          Total Southern Company Stock Fund--
          Participants' Portion...............................                                     456,323,553          607,988,032
                                                                                                --------------       --------------

          THE SOUTHERN COMPANY STOCK FUND--COMPANY PORTION:
           Temporary Investments--
 *            Wachovia Bank Diversified Trust Fund        Authorized Demand Notes,
              Short Term Investment Fund                  Variable Rate $1 Unit Value                2,107,838            2,107,838
                                                                                                --------------       --------------

           Common Stock--
 *            The Southern Company............................   34,819,360                        484,945,507          696,281,205
                                                                                                --------------       --------------

          Total Southern Company Stock Fund--
          Company Portion.....................................                                     487,053,345          698,389,043
                                                                                                --------------       --------------

          Total Southern Company Stock Fund                                                     $  943,376,898       $1,306,377,075
                                                                                                --------------       --------------

          S&P 500 INDEX FUND:
           Temporary Investments--
 *            Wachovia Bank Diversified Trust Fund          Authorized Demand Notes,
              Short Term Investment Fund                    Variable Rate, $1 Unit Value              $832,652       $      832,652
                                                                                                --------------       --------------

           Mutual Fund Equity Investments--
              American National Bank Equity Index Fund              380,736                         49,503,021           54,285,339
                                                                                                --------------       --------------

          Total S&P 500 Index Fund                                                              $   50,335,673       $   55,117,991
                                                                                                ==============       ==============

 *        Loans Due From Participants:  (Interest rates
           vary from 6% to 7.5%)                                                                $   78,091,627       $   78,091,627
                                                                                                --------------       --------------

          TOTAL INVESTMENTS OF ALL FUNDS                                                        $1,260,881,649       $1,650,388,952
                                                                                                ==============       ==============



(NOTE) The last sale price (New York Stock Exchange composite transactions) for The Southern Company common stock on June 9, 1995 was $21.875 as compared to a price of $20.00 on December 31, 1994.


*     Represents a party in interest to the Plan

      The accompanying notes are an integral part of this schedule.

                                                                  Schedule II

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                                                        (h)Current
                   (b)Description of asset                                                              value of asset
(a)Identity of     (include interest rate and  (c)Purchase (d)Selling (e) Lease (f)Expense (g)Cost of  on transaction   (i)Net gain
   party involved   maturity in case of a loan)   price      price       rental  incurred     asset      date             or (loss)
   --------------   ---------------------------  --------   --------     ------  --------   -------    --------------     ---------


                    Wachovia Bank Diversified
Wachovia Bank       TrustFund Short-Term
of Georgia, N.A.    Investment Fund,
                    Collective Investment,
                    Variable Rate,
                    payable upon demand
                    507 transactions       $320,946,748             -        -      -           -                   -             -
                    374 transactions                 -   $332,808,366        -      -           -                   -             -

The Southern
  Company             Common Stock
                      82 transactions        146,629,018            -        -          84,008           -           -            -
                      60 transactions                  -  113,597,050        -               -  97,647,763 113,597,050   15,949,287
                      24 transactions                  -            -        -               -  40,146,330  53,138,451   12,992,121





                  The accompanying notes are an integral part of this schedule.

                                   SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                       THE SOUTHERN COMPANY
                                                       EMPLOYEE SAVINGS PLAN





                                                       /s/ C. Alan Martin
                                                       C. Alan Martin, Chairman
                                                        Savings Plan Committee


June 23, 1995

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 9, 1995, included in this annual report of The Southern Company Employee Savings Plan on Form 11-K for the year ended December 31, 1994, into the Plan's previously filed Registration Statement No. 33-23152.




                              /s/ Arthur Andersen LLP
                              Arthur Andersen LLP



Atlanta, Georgia
June 23, 1995